As filed with the Securities and Exchange Commission on March 21, 2001



                                           Securities Act File No.  333-47766
                                     Investment Company Act File No. 811-8621

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   -----------------------------------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                 --------------------------------------------
[ ]                      Pre-Effective Amendment No.
[X]                     Post-Effective Amendment No. 1
                       (Check appropriate box or boxes)
                 --------------------------------------------
                  MuniHoldings New Jersey Insured Fund, Inc.
              (Exact Name of Registrant as Specified in Charter)
                ----------------------------------------------
                                (609) 282-2800
                       (Area Code and Telephone Number)
                 --------------------------------------------
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536

                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)
                    ---------------------------------------
                                Terry K. Glenn
                  MuniHoldings New Jersey Insured Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
                               Mailing Address:
                P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)
                    --------------------------------------
                                  Copies to:

     Frank P. Bruno, Esq.               Michael J. Hennewinkel, Esq.
   BROWN & WOOD LLP                     FUND ASSET MANAGEMENT
   One World Trade Center               800 Scudders Mill Road
New York, New York 10048-0557           Plainsboro, New Jersey 08543-9011



This Post-Effective Amendment consists of the following:

         (1) Facing Sheet of the Registration Statement.
         (2) Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-47766) filed on November 13, 2000.

     This Amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement a Private Letter Ruling issued by the Internal Revenue Service.




                                    Part C

                               OTHER INFORMATION

Item 15.  Indemnification.

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Amended and Restated Articles of Incorporation, a form of which was previously filed as an exhibit to the Common Stock Registration Statement (defined below); Article VI of the Registrant's By-Laws, which was previously filed as an exhibit to the Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as an exhibit to the Common Stock Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Reference is made to (i) Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, a form of which was filed as an exhibit to the Common Stock Registration Statement (defined below), and (ii) Section 7 of the Purchase Agreement relating to the Registrant's AMPS, a form of which was filed as an exhibit to the AMPS Registration Statement (defined below), for provisions relating to the indemnification of the underwriter.

Item 16.  Exhibits.

1     (a)  --Articles of Incorporation of the Registrant, dated January 27,
             1998.(a)
      (b) --Form of Articles Supplementary creating the Series A AMPS and the Series B AMPS.(b)
      (c) --Form of Articles Supplementary creating the Series C AMPS and the Series D AMPS.(c)
      (d)  --Form of Articles Supplementary creating the Series E AMPS.(d)

2          --By-Laws of the Registrant.(a)

3          --Not Applicable.

4          --Form of Agreement and Plan of  Reorganization  between the
             Registrant and MuniHoldings New Jersey Insured Fund IV, Inc. (included in Exhibit II to the Joint Proxy Statement and Prospectus contained in this Registration Statement)

5     (a)  --Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant.(e)

      (b) --Form of specimen certificate for the Common Stock of the Registrant. (a)
      (c)  --Form of specimen certificate for the AMPS of the Registrant.(f)

6          --Form of Investment Advisory Agreement between Registrant and
             Fund Asset Management, L.P. (a)

7     (a)  --Form of Purchase Agreement for the Common Stock. (a)
      (b)  --Form of Purchase Agreement for the AMPS. (b)
      (c)  --Form of Merrill Lynch Standard Dealer Agreement. (a)

8          --Not applicable.

9          --Custodian Contract between the Registrant and The Bank of New
             York. (f)

10         --Not applicable.

11         --Opinion of Brown & Wood LLP, counsel for the Registrant. (d)

12         --Private Letter Ruling from the Internal Revenue Service.

13    (a)  --Form of Registrar, Transfer Agency and Service Agreement between the Registrant and The Bank of New York.(f)
      (b) --Form of Auction Agent Agreement between the Registrant and The Bank of New York (formerly IBJ Whitehall Bank & Trust Company).(b)
      (c)  --Form of Broker-Dealer Agreement.(b)
      (d)  --Form of Letter of Representations.(b)

14    (a)  --Consent of Ernst & Young LLP, independent auditors for the
             Registrant.(d)
      (b) --Consent of Deloitte & Touche LLP, independent auditors for MuniHoldings New Jersey Insured Fund IV, Inc.(d)

15         --Not applicable.

16         --Power of Attorney(g).

17         --Code of Ethics(h).


----------------------------------

(a) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Registrant's Common Stock (File No. 333-45365) (the "Common Stock Registration Statement"), filed on January 30, 1998.

(b) Incorporated by reference to the Registrant's Registration Statement on Form N-2 relating to the Registrant's Auction Market Preferred Stock (File No. 333-46513) (the "AMPS Registration Statement"), filed on February 18, 1998.

(c) Incorporated by reference to Exhibit 1(c) to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-87083) filed on November 4, 1999.

(d) Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-47766) (the "N-14 Registration Statement") filed on November 13, 2000.

(e)    Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and 6),
       Article VII, Article VIII, Article X, Article XI, Article XII and
       Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit (1) to the Common Stock Registration Statement, and to
       Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI,
       Article VII, Article XII, Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit (2) to the Common Stock Registration Statement. Reference is also made to the Forms of Articles Supplementary filed as Exhibit 1(d) to the AMPS Registration Statement, as Exhibit 1(c) to the 1999 N-14 and as Exhibit 1(e) hereto.

(f) Incorporated by reference to Pre-Effective Amendment No. 1 to the Common Stock Registration Statement, filed on March 6, 1998.

(g) Included on the signature page of the N-14 Registration Statement filed on October 11, 2000 and incorporated herein by reference.

(h) Incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Middle East/Africa Fund, Inc. (File No. 33-55843), filed on March 29, 2000.

Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, either a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters within a reasonable time after receipt of such ruling or opinion.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 21 day of March, 2001.

                                  MUNIHOLDINGS NEW JERSEY INSURED FUND, INC.
                                  (Registrant)



                                   By:/s/ DONALD C. BURKE
                                      ---------------------------------------
                                      (Donald C. Burke, Vice President)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


            Signatures                                    Title                                Date

          TERRY K. GLENN*                       President and Director
         (Terry K. Glenn)                    (Principal Executive Officer)

         DONALD C. BURKE*                    Vice President and Treasurer
         (Donald C. Burke)                   (Principal Financial and
                                               Accounting Officer)

         RONALD W. FORBES*                   Director
        (Ronald W. Forbes)

      CYNTHIA A. MONTGOMERY*                 Director
      (Cynthia A. Montgomery)

        CHARLES C. REILLY*                   Director
        (Charles C. Reilly)

          KEVIN A. RYAN*                     Director
          (Kevin A. Ryan)

        ROSCOE S. SUDDARTH*                  Director
       (Roscoe S. Suddarth)

         RICHARD R. WEST*                    Director
         (Richard R. West)

          ARTHUR ZEIKEL*                     Director
          (Arthur Zeikel)

        EDWARD D. ZINBARG*                   Director
        (Edward D. Zinbarg)

*By:   /s/  DONALD C. BURKE                                                              March 21, 2001
     (Donald C. Burke, Attorney-in-Fact)



                                 EXHIBIT INDEX


12         --Internal Revenue Service Private Letter Ruling.




Internal Revenue Service                    Department of the Treasury

Index Number: 0368.03-01, 0368.13-00        Washington, DC 20224

                                            Person to Contact:
                                            Glenn Bogdonoff Badge No: 50-00655
                                            Telephone Number:
                                            (202) 622-7530
Donald C. Burke                             Refer Reply To:
Vice President                              CC:CORP:4 PLR-117656-00
MuniHoldings New Jersey Insured Fund, Inc.  Date:
800 Scudders Mill Road                           JAN 11 2001
Plainsboro, NJ 08536

Donald C. Burke
Vice President
MuniHoldings New Jersey Insured Fund IV, Inc.
800 Scudders Mill Road
Plainsboro, NJ 08536

Acquiring               =       MuniHoldings New Jersey Insured Fund, Inc.
                                a Maryland corporation
                                EIN: 22-3564106

Target                  =       MuniHoldings New Jersey Insured Fund IV, Inc.
                                a Maryland corporation
                                EIN: 22-3665476

State A                 =       Maryland

State B                 =       New Jersey

Limited Partnership     =       Fund Asset Management, L.P.
                                EIN: 22-3266283

X                       =       Merrill Lynch & Co.
                                EIN: 13-2740599

Y                       =       Princeton Services, Inc.
                                EIN: 22-3266276

Dear Mr. Burke:

     This letter responds to your September 8, 2000 request for rulings on certain federal income tax consequences of a proposed transaction. The information provided in that request and in later correspondence is summarized below.

PLR-117656-00

     The rulings contained in this letter are based on facts and representations submitted by the taxpayer accompanied by a penalty of perjury statement executed by an appropriate party. Verification of these facts and representations may be required as part of the audit process.

                               Summary of Facts

     Acquiring and Target (the "Funds") are organized under the laws of State A, and each has elected to be taxed as a regulated investment company ("RIC") under ss.ss. 851-855 of the Internal Revenue Code. Each Fund invests primarily in long-term municipal obligations issued by or on behalf of State B.

     Limited Partnership, of which X is the sole limited partner and Y the sole general partner, manages the investment portfolio of, and provides administrative services to, each Fund.

     The Board of Directors of each Fund has approved a plan of reorganization for what are represented to be valid business reasons. The plan consists of the following steps (the "Transaction"):

      (i) Target will transfer all of its assets and liabilities to Acquiring solely in exchange for newly issued Acquiring voting common and voting preferred stock (the "Transfer").

      (ii) Target will distribute to its shareholders, on a pro rata basis, all of the Acquiring stock received in the exchange.

      (iii) A distribution agent will aggregate any fractional shares, sell them in the open market, and remit the proceeds to the shareholders who would have received the fractional shares.

      (iv) Target will dissolve in accordance with the laws of State A.

      (v) Acquiring may sell up to 66 percent of the assets received in the Transaction to unrelated purchasers and will reinvest any proceeds consistent with its investment objectives and policies.

                                Representations

          The taxpayers have made the following representations regarding the
Transaction:

     (a) The fair market value of the Acquiring stock received by each Target shareholder will approximately equal the fair market value of the Target stock surrendered in the exchange.

     (b) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Target immediately before the Transaction. For purposes of this representation, amounts paid by Target to dissenters., amounts used by Target to pay its reorganization expenses, amounts paid by Target to shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends) made by Target immediately before the transfer will be included as assets of Target held immediately before the Transaction.

     (c) Acquiring has no plan or intention to reacquire any of its stock issued in the Transaction.

     (d) After the Transaction, Acquiring will use the assets acquired from Target, except that some of these assets may be sold or otherwise disposed of in the ordinary course of Acquiring's business. Any proceeds from sales or other dispositions will be invested in accordance with Acquiring's investment objectives. Acquiring has no plan or intention to sell or dispose of any of the assets of Target acquired in the Transaction, except for dispositions made in the ordinary course of business or transfers described in ss. 368(a)(2)(C).

     (e) Target will distribute to its shareholders the stock of Acquiring it receives pursuant to the plan of reorganization.

     (f) The liabilities of Target assumed (as determined under ss. 357(d)) by Acquiring were incurred by Target in the ordinary course of its business.

     (g) Following the Transaction, Acquiring will continue the historic business of Target or use a significant portion of Target's historic business assets in the continuing business.

     (h) Acquiring, Target, and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the Transaction.

     (i) There is no intercorporate indebtedness existing between Target and Acquiring that was issued, acquired, or will be settled at a discount.

     (j) Acquiring and Target each meets the requirements of a regulated investment company as defined in ss. 368(a)(2)(F).

     (k) The fair market value of the assets of Target transferred to Acquiring will equal or exceed the liabilities assumed (as determined under ss. 357(d)) by Acquiring.

     (l) Cash is being distributed to the shareholders of Target in lieu of fractional shares of Acquiring solely to save Acquiring the expense and inconvenience of issuing and transferring fractional shares and does not represent separately bargained for consideration in the Transaction. The total cash consideration to be paid to the Target shareholders instead of issuing fractional shares of Acquiring stock will not exceed one percent of the total consideration to be issued in the Transaction to the Target shareholders in exchange for their shares of Target stock. The fractional share interests of each shareholder of Target will be aggregated, and no Target shareholder will receive cash in an amount equal to or greater than the value of one full share of Acquiring stock.

     (m) Target is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of ss. 368(a)(3)(A).

     (n) Target and Acquiring each has elected to be taxed as a RIC under ss. 851 and, for all of their taxable periods (including Target's last short taxable period ending on the date of the Transaction), has qualified for the special tax treatment afforded RICs under the Code. After the Transaction, Acquiring intends to continue qualifying as a RIC.

     (o) There is no plan or intention for Acquiring (the issuing corporation as defined in ss. 1.368-1(b) of the Income Tax Regulations), or any person related (as defined in ss. 1.368-1(e)(3)) to Acquiring, to acquire, during the five-year period beginning on the date of the Transaction, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in Target in the Transaction, either directly or through any transaction, agreement, or arrangement with any other person, except for cash distributed to the Target common shareholders in lieu of fractional shares of Acquiring common stock.

     (p) During the five-year period ending on the date of the Transaction,
(i) neither Acquiring, nor any person related (as defined in ss. 1.368-1(e)(3)) to Acquiring, will have acquired Target stock with consideration other than Acquiring stock, (ii) neither Target, nor any person related (as defined in ss. 1.368-1(e)(3) without regard to ss. 1.368-1(e)(3)(i)(A)) to Target, will have acquired Target stock with consideration other than Acquiring stock or Target stock, and (iii) no distributions will have been made with respect to Target stock (other than ordinary, regular, normal dividend distributions made pursuant to Target's historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for (a) cash paid to dissenters and (b) distributions described in ss.ss. 852 and 4982, as required for Target's tax treatment as a RIC.

     (q) The aggregate value of the acquisitions, redemptions, and distributions described in paragraphs (o) and (p) above will not exceed 50 percent of the value (without giving effect to the acquisitions, redemptions, and distributions) of the proprietary interest in Target on the effective date of the Transaction.

                                    Rulings

     Based solely on the information submitted and on the representations set forth above, we rule as follows on the Transaction:

     (1) The acquisition by Acquiring of substantially all of the assets of Target in exchange solely for voting stock of Acquiring and Acquiring's assumption of Target's liabilities, followed by the distribution by Target to its shareholders of Acquiring voting stock and any remaining assets, in complete liquidation, will qualify as a reorganization under ss. 368(a)(1)(C). Target and Acquiring each will be a "party to a reorganization" under ss. 368(b).

     (2) Target will recognize no gain or loss on the transfer of substantially all of its assets to Acquiring in exchange for voting stock of Acquiring and Acquiring's assumption of Target's liabilities or on the distribution of Acquiring stock to the Target shareholders (ss.ss. 361(a) and (c) and 357(a)).

     (3) Acquiring will recognize no gain or loss on the receipt of the assets of Target in exchange for voting stock of Acquiring (ss. 1032(a)).

     (4) Acquiring's basis in each Target asset will equal the basis of that asset in the hands of Target immediately before the Transaction (ss. 362(b)).

     (5) Acquiring's holding period for each Target asset will include the period during which the asset was held by Target (ss. 1223(2)).

     (6) No Target shareholder will recognize gain or loss on the receipt of voting stock of Acquiring solely in exchange for Target stock (including fractional shares to which the shareholder may be entitled) (ss. 354(a)(1)).

     (7) The basis of the Acquiring stock received by each Target shareholder will equal the basis of the Target stock surrendered in exchange therefor (ss. 358(a)(1)).

     (8) The holding period of the Acquiring stock received by each Target shareholder in exchange for Target stock (including fractional shares to which the shareholder may be entitled) will include the period that the shareholder held the Target stock exchanged therefor, provided that the shareholder held such stock as a capital asset on the date of the exchange (ss. 1223(1)).

     (9) The payment of cash to a Target shareholder in lieu of fractional shares of Acquiring stock will be treated as though the fractional shares were distributed as part of the Transaction and then redeemed by Acquiring. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed underss.302(a), with the result that the Target shareholder will have short-term or long-term capital gain or loss to the extent that the cash received differs from the basis allocable to the fractional shares (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2
C.B. 574).

     (10) Under ss. 381(a) and ss. 1.381(a)-1, the tax year of Target will end on the effective date of the proposed transaction, and Acquiring will succeed to and take into account the items of Target described in ss. 381(c), subject to the provisions and limitations of ss.ss. 381, 382, 383, and 384, and the regulations thereunder.

                       Caveats and Administrative Items

     No opinion is expressed about the tax treatment of the Transaction under other provisions of the Code or regulations, or the tax treatment of any conditions existing at the time of, or effects resulting from, the Transaction that are not specifically covered by the above rulings. In particular, no opinion is expressed regarding whether Acquiring or Target qualifies as a RIC under Subchapter M, Part 1 of the Code.

     This ruling letter is directed only to the taxpayer who requested it.
Section 6110 (k)(3) provides that it may not be used or cited as precedent.

     Each taxpayer involved in the Transaction should attach a copy of this ruling letter to the taxpayer's federal income tax return for the taxable year in which the Transaction is completed.

     Under the power of attorney on file in this office, a copy of this letter is being sent to your authorized representative.

                                        Sincerely yours,
                                        Assistant Chief Counsel (Corporate)

                                        By: /s/ Wayne T. Murray
                                            -----------------------------
                                            Wayne T. Murray
                                            Senior Technician/Reviewer
                                            Branch 4

     cc:    Thomas A. Humphreys, Esq.
            Brown & Wood LLP
            One World Trade Center
            New York, NY 10048

            DD:  Newark, New Jersey
                 Chief Examinations